

Mail Stop 7010

January 27, 2009

Mr. Scott A. Janssen
Chief Financial Officer
AE Biofuels, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

> **RE:** **Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **File No. 0-51354**

Dear Mr. Janssen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief